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Total fund size - $25M

Target hold - 5 years

Minimum - $500

FranShares TNT Franchise Fund

A diversified portfolio of franchise locations from two award-winning franchises: Smash My Trash and Teriyaki Madness, offered through Securitize Markets, LLC.

Minimum investment $500.00

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| A diversified passive franchise portfolio | Highlights | Why invest in franchises? |

Portfolio

A diversified passive franchise portfolio

TNT Franchise Fund Inc. is a diversified portfolio consisting of 55 locations across 2 award winning brands and 10 major metros across the United States.





SMASH
MY TRASH
TNT Franchise Fund Inc.
INVESTOR'S BUSINESS DAILY
the HUSTLE
msn
THE BUSINESS JOURNALS
MarketWatch
BUSINESS INSIDER
FranShares
This investment deck is confidential. Please do not distribute.

Highlights

Historically, Smash My Trash locations have generated revenue of $885K and achieved 28 percent EBITDA after just 16 months of operation[1], while Teriyaki Madness locations have generated revenue of $1.16M with profit margins of up to 20%[2].

The companies in this portfolio were selected after undergoing a vigorous, 8-step vetting process. Fewer than 1% of the deals that come across our desk reach our platform.

FranShares, TNT's management company, is backed by Chicago Ventures, and its advisory board includes the Senior Vice President of Franchise Investment Banking at Houlihan Lokey, along with the Co-founder of Ampler Restaurant Group (450+ location franchisee).

1 .Figures based on 2022 financial disclosure document provided by Smash My Trash.

2. Figures based on 2022 financial disclosure document provided by Teriyaki Madness.

Why invest in franchises?

100% Passive Income:

Purchasing shares in franchises gives you an opportunity to seek potentially superior returns without any of the management, paperwork, and extra red tape

Diversification:

Franchises are a tangible asset class that can allow for a truly diversified portfolio across different industries, locations, and service offerings

Equity appreciation:

Franchise investing doesn't just provide passive income. Franchise locations have the potential to increase in value over time[3]

Low volatility:

When public indices exhibit greater degrees of volatility, franchising tends to be steady in comparison

Franchising Industry at a Glance

Economic output of franchise establishment in the United States

$787.7B

Franchise establishments in the United States

774,964

The amount of US nominal GDP franchising represents

3%

Jobs franchising directly creates

8.2M

Franchise brands

4,300+

Industries

100+

⌗ | 05

Source: 2022 Franchising Economic Outlook Report from FRANdata and The United States Census Bureau

3. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. Franchise locations also have the potential to decrease in value over time. See disclosures for additional information.

How FranShares selected TNT franchises

Source the best franchise opportunities:

We review hundreds of franchise opportunities, but less than 1 percent meet our investment criteria. We look for franchise opportunities in recession-resistant industries with a strong track record of success.

Lock-in the best deals:

At FranShares, we buy our franchises in larger quantities than the average franchisee. This buying power ensures that we're also getting the best franchise valuations while enjoying franchise fee savings of 27 percent on average.

Conduct rigorous due diligence:

When we find a deal worth pursuing, we dive into the details and look at everything, including industry growth, competitive activity, macroeconomic trends, franchise leadership, risks, and potential return on investment.

For TNT Franchise Fund Inc.:

The FranShares investment team searched for fast growing franchise brands with proven business models that had yet to be saturated. Both Smash My Trash and Teriyaki Madness have over 100 locations in development, placing them among the top 15% largest franchise brands.

Smash My Trash

The Problem

Thousands of companies, from Fortune 500 giants to local distribution centers, pay thousands of dollars to haul away their waste.

These firms pay a flat per-haul price, regardless of how full their dumpster is. However, most companies have plenty of empty space between objects that could be filled.

The Solution[4]

Smash My Trash brings disruptive innovation to the waste management industry by smashing down a dumpster's contents, which allows for more trash to be put in between hauls.

1. Reduce dumpster hauls by as much as 70%;
2. Save customers 15-20% on their waste costs;
3. Reduce CO_2 emissions by 65%;
4. Up to 70% reduction in dumpster waste volume.

4. Data provided by Smash My Trash. Reference | Reference | Reference



Investment Overview

Smash My Trash is a nationwide service that is disrupting the $1.6 trillion waste management industry. Its patented mobile waste compactor vastly reduces dumpster waste volume and saves clients at least 20 percent on waste management costs.

Each Smash My Trash low-overhead business requires just two to four employees per location. They sell 12-month contracts to companies in the construction, manufacturing, trucking, distribution, and other industries while maintaining an incredibly low churn rate.

A single Smash My Trash location costs between $339,850 and $400,500 to launch and is expected to average as much as $885K in revenue with 28 percent EBITDA (after 16 months of operations).[5]

5. Figures based on 2022 financial disclosure document provided by Smash My Trash.


3rd Haul
2nd Haul
1st Haul
3rd Haul
2nd Haul
1st Haul

	BEFORE	AFTER
Total Hauls:	3	1
Total Cost:	$1,500	$1,200
Total Weight:	6 tons	6 tons

Sample Savings: **$300 (20% off)**


Seattle, WA
(7 territories)
Rhode Island
(4 territories)
Los Angeles, CA
(10 territories)
New Orleans, LA
(9 territories)

TNT Franchise Fund Inc. will contain up to 30 Smash My Trash territories across the country, adding to the 500+ Smash My Trash franchises that have been sold to date.[3]

Brand highlights[6]

1. North America's first, and leading, mobile waste and dumpster compaction firm.
2. Extensive growth with over 500 new locations sold over the past three years.
3. Simple business model built for semi-absentee owners that requires small teams.
4. A proven sales process, more than 63% of businesses that see the a Smash My Trash truck in action convert to a customer
5. Thanks to the amount of money that Smash My Trash instantly saves its clients, customers rarely cancel their service
6. Significant brand recognition within the mobile waste and dumpster compactor space. People love Smash My Trash's trucks!
7. National accounts drive revenue from corporate, without sales effort from regional teams.
8. Innovative, founder-led corporate team with a proven track record of success.


SMASHTRUCK
SMASHMYTRASH.COM

Locations: 500+ sold across the United States



Source: 2022 financial disclosure document provided by Smash My Trash.

6. Figures based on documents provided by Smash My Trash.

Teriyaki Madness

The Problem

Asian food is the fastest growing food segment, showing nearly 500% growth between 1999 and 2015.[7]

Despite strong demand for Asian fast casual, there are few options outside of Panda Express, which doesn't meet the health, or freshness requirements of modern fast casual diners.

The Solution

Now in over 20 states, Teriyaki Madness is disrupting the Asian food category with a fast casual restaurant that serves fresh, healthy, and flavorful Asian food while providing a superior customer experience.

1. A menu filled with fresh, authentic, made-from-scratch options;
2. Welcoming, comfortable, and high-vibe atmosphere tailored to accommodate families;
3. Customizable dishes boasting heaping helpings of meaty perfection marinated in in-house sauces;
4. A raving fan base that enthusiastically talks about Teriyaki Madness on Yelp, Facebook, Google. and many other platforms.

7. From the Washington Post



Investment Overview

With its fresh, healthy, and flavorful food, along with superior customer experience, Teriyaki Madness has taken the Asian food segment by storm.

Teriyaki Madness has grown to more than 350 locations open or in development thanks to their efficient processes, great product, and well trained franchisees.


Chicago, IL
(6 Locations)
Denver, CO
(6 Locations)
Charlotte, NC
(2 Locations)
Houston, TX
(7 Locations)
Tampa, FL
(5 Locations)

TNT Franchise Fund Inc. will contain up to 25 Teriyaki Madness locations across the country, adding to the 350+ Teriyaki Madness locations currently open or in development.

A single Teriyaki Madness location costs between $346,400–$768,760 to start and is expected to grow annual revenue to an average of $1,161,228 per store and Operating income can be as high as 20% of sales and averages

9% per store.[8]

8. Figures based on 2022 financial disclosure document provided by Teriyaki Madness.

Brand Highlights

1. Award-winning restaurant brand at the forefront of two of the fastest growing segments in the restaurant industry (Asian and fast-casual).
2. Quality, fresh, healthy, and flavorful Asian food that appeals to a broad spectrum of customers across many demographics, especially millennials.
3. Outstanding performance amid COVID: Systemwide revenue increased 48% in 2020.[9]
4. Managed by operators who currently own a top performing Teriyaki Madness location.



Locations: 350+ open or in development across the United States



Source: Document provided by Teriyaki Madness.

9. Data provided on Teriyaki Madness's website: Reference

Investment Overview

Diversified by geography



Diversified by industry



Ready to invest?

Investing in TNT Franchise Fund Inc. is simple. Click the button below and then indicate your desired investment amount to start the investment process.

[**Start Investing Today!**]

Inside the Deal

Invest via a Rocket Dollar IRA Account[10]

Minimum IRA investment
- $500 without an IRA
- $10,000 minimum via a Rocket Dollar IRA account

How to Setup an IRA account via Rocket Dollar
- Click on the "Support" chat button and ask about IRA investment options for FranShares
- Securitize will email intro you to Rocket Dollar for more information
- Sign up on the Rocket Dollar Details page for an account

Types of IRA Accounts
- Direct Custody IRA (easiest method)
- IRA LLC
- Self-Employed focused Solo 401(k)

Rocket Dollar Fees
Rocket Dollar has a $360 opening fee and $15/month operating fee. If you use the FRANSHARESVIP code, you will get the entire $360 opening fee waived for an account until December 31st, 2023..

Have questions about investing via IRA with Rocket Dollar? Check out our FAQ video here.

Get Started!

10. This is not a recommendation to open an IRA Account.

About Franshares

How FranShares **manages locations**

For decades, private equity firms have been acquiring profitable franchises and using outsourced franchise management companies, or building in-house franchise management teams. FranShares is taking a page from the private equity book of franchise management in an effort to maximize our franchises' ROI.

For Teriyaki Madness, we'll build and manage each franchise location by partnering with proven Teriyaki Madness franchise owner-operators. The Smash My Trash team provides unparalleled support to its franchisees and is not an employee-heavy business model. Therefore, we will hire an in-house GM to build out a team of regional and location managers to run the franchise.

Meet **the team**



Kenny has worked with over 600 franchise brands in more than 100 industries. As an expert on franchise evaluation, he is able to identify the best ways to deploy capital into franchise ownership to maximize return on investment and operations. After getting a degree in Financial Services from San Diego State University, Kenny started his career at Merrill Lynch as a financial advisor. While there, he earned his FINRA Series 7 and Series 66 licenses and worked with high-net-worth individuals, helping them grow and preserve their wealth. With a desire to help people build and grow wealth through entrepreneurship, Kenny joined the world's largest franchise brokerage. He helped people learn about franchising, recommended specific franchise options based on their criteria, and coached them through the evaluation and purchase process. He then founded Semfia, a franchise brokerage focused on income-producing and manager-run franchises. Kenny's views on franchising have been featured in Business Insider, Forbes, ABC, The Hustle, American Express, the Amazon feature book, More Than Just French Fries, and other publications worldwide, with of collective reach of more than 300 million people throughout the world.

Team Video

Important Links

All investors should visit the links below prior to investing
Education (Website)
Education (Support Center)
Form C Link
Edgar Link
Reg CF Risks and Disclosures

Disclosures and Risks

Securities are offered through Securitize Markets, member FINRA/SIPC.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early stage it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company may not have the benefit of such professional investors.

Documents

Pitch Deck

Form C

Form CRS